UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Navigator Holdings Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y62132108

(CUSIP Number)

Nicholas Fell

BW Maritime Pte. Ltd.

Mapletree Business City, #18-01

10 Pasir Panjang Road

Singapore 117438

Telephone: +65 (0) 6434 5818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62132108	SCHEDULE 13D	Page 2 of 6 pages

1	NAMES OF REPORTING PERSONS BW Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,890,748
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,890,748
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,890,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4%
14	TYPE OF REPORTING PERSON CO

[1]	This percentage is based on a total of 69,657,141 outstanding shares of common stock of Navigator Holdings Ltd., which amount was disclosed in Navigator Holdings Ltd.’s prospectus supplement filed with the Securities and Exchange Commission on June 12, 2024.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by BW Group Limited (“BWG”), with respect to the shares of common stock, par value $0.01 per share (the “Common Shares”), of Navigator Holdings Ltd., a Marshall Islands corporation (the “Issuer”), whose principal executive offices are located at c/o NGT Services (UK) Ltd, 10 Bressenden Place, London, SW1E 5DH, United Kingdom.

This Amendment No. 2 amends and supplements the statement on the Schedule 13D originally filed by BWG with the Securities and Exchange Commission (the “SEC”) on December 28, 2020 (the “Original Schedule 13D”), and amended by Amendment No. 1, filed with the SEC on August 18, 2021 (collectively with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D. Except as otherwise stated in this Amendment No. 2, the Original Schedule 13D, as amended, remains in full force and effect.

Item 2. Identity and Background.

Item 2 of the Schedule 13D, including Schedule A, is hereby amended and supplemented as follows:

The registered office of BWG is Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton, Pembroke, HM EX, Bermuda.

Set forth in Schedule A to this Schedule 13D are the name, business address and present principal occupation or employment and citizenship of each director and executive officer of BWG, which is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

The response to Item 6 of this Amendment No. 2 is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a)	After giving effect to the Public Offering (as defined below) and the retirement and cancellation of all Common Shares subject to the Share Repurchase (as defined below), BWG may be deemed to beneficially own 14,890,748 Common Shares, representing approximately 21.4% of the outstanding Common Shares. The foregoing beneficial ownership percentage is based on a total of 69,657,141 Common Shares outstanding as disclosed in the Issuer’s prospectus supplement filed with the SEC on June 12, 2024.

(b)	After giving effect to the Public Offering and the retirement and cancellation of all Common Shares subject to the Share Repurchase, BWG has sole voting power and sole dispositive power over 14,890,748 Common Shares, representing approximately 21.4% of the outstanding Common Shares. The foregoing percentage is based on a total of 69,657,141 Common Shares outstanding as disclosed in the Issuer’s prospectus supplement filed with the SEC on June 12, 2024.

Page 3 of 6 pages

(c)	The response to Item 6 of this Amendment No. 2 is incorporated herein by reference.

(d)

As of the date hereof, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by BWG identified in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by adding the following information:

Secondary Offering

On June 12, 2024, in connection with a registered public secondary offering in the United States (the “Public Offering”), BWG entered into an Underwriting Agreement (the “Underwriting Agreement”) by and among BWG, the Issuer, and Citigroup Global Markets Inc. and DNB Markets, Inc. (together, the “Underwriters”) for the sale by BWG of 7,000,000 Common Shares (the “Public Shares”) to the Underwriters at a price of $14.52 per share, or $101,640,000 in aggregate proceeds to BWG before expenses. The closing of the sale of the Public Shares by BWG to the Underwriters pursuant to the Underwriting Agreement occurred on June 13, 2024.

In addition, subject to the completion of the Public Offering and pursuant to the Underwriting Agreement, the Issuer repurchased an aggregate of 3,500,000 Common Shares from the Underwriters at the same price per share as the Underwriters purchased the Common Shares from BWG (the “Share Repurchase”).

In connection with the execution of the Underwriting Agreement, BWG agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition by BWG of any Common Shares or securities convertible into, or exchangeable or exercisable for, Common Shares, during a 90-day period ending on September 10, 2024, without prior written consent from the Underwriters.

The foregoing descriptions of the Underwriting Agreement does not purport to be complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement, which is included as an exhibit to this Amendment No. 2 and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

The following documents are filed as exhibits to this Schedule 13D:

C.	Underwriting Agreement, dated June 12, 2024, by and among Navigator Holdings Ltd., BW Group Limited, Citigroup Global Markets Inc. and DNB Markets, Inc. (incorporated by reference to Exhibit 1.1 to Navigator Holdings Ltd.’s Form 6-K, filed with the Securities and Exchange Commission on June 13, 2024).

Page 4 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2024

BW Group Limited

	By:	/s/ Nicholas John Oxleigh Fell
	Name:	Nicholas John Oxleigh Fell
	Title:	Authorized Signatory

Page 5 of 6 pages

SCHEDULE A

Directors and Executive Officers of BW Group Limited

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Andreas Sohmen-Pao	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Chairman, Company Director and President	Austrian
Sir John Rose	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	British
Christian Clausen	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	Danish
Thomas Thune Andersen	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	Danish
Ouma Sananikone	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	USA & British
Sanjiv Misra	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	Singaporean
Michael G. Smyth	Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton, Pembroke, HM EX, Bermuda	Alternate Director to Andreas Sohmen-Pao	British
Executive Officers
Sebastien Jean-Pierre Brochet	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Group Chief Financial Officer	French
Sophie Caroline Oona Smith	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Group Chief Human Resources Officer	British
Yngvil Signe Eriksson Asheim	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Chief Executive Officer, BW LNG	Norwegian
Erik Strømsø	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Chief Executive Officer, BW ESS, and Managing Director, BW Renewables	Norwegian
Billy Chiu	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Executive Vice President	Singaporean
Nicholas John Oxleigh Fell	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Executive Vice President, Corporate Services and General Counsel	British & USA
Susan E. Barit	Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton, Pembroke, HM EX, Bermuda	Vice President, Bermuda Operations	Canadian

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